Exhibit 2.1

AMENDMENT TO

PURCHASE AGREEMENT

This AMENDMENT TO PURCHASE AGREEMENT (this “Amendment”) is entered into as of July 1, 2013, by and among Avery Dennison Corporation, a Delaware corporation (“Parent”) and CCL Industries Inc., a corporation organized under the laws of Canada (“Buyer Parent”). Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Purchase Agreement (as defined below).

RECITALS

WHEREAS, Buyer Parent, Parent and certain of Parent’s subsidiaries have entered into that certain Purchase Agreement dated as of January 29, 2013 (as amended, the “Purchase Agreement”);

WHEREAS, Buyer Parent and Parent have agreed to amend the Purchase Agreement pursuant to this Amendment, as set forth below; and

WHEREAS, Section 11.6 of the Purchase Agreement provides that the Purchase Agreement may be amended by written instrument signed on behalf of each of Buyer Parent and Parent.

AGREEMENT

In consideration of the mutual covenants and promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Buyer Parent and Parent each agree as follows:

1.                                      Target OCP Net Working Capital Amount.  The definition of “Target OCP Net Working Capital Amount” as set forth in Section 11.1(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“‘Target OCP Net Working Capital Amount’ means $85,652,991.”

2.                                      DES Net Working Capital Amount; OCP Net Working Capital Amount.

(a)                                 Schedule 11.1(c) to the Purchase Agreement is hereby amended and restated in its entirety to reflect the changes set forth on Schedule A hereto.

(b)                                 Schedule 11.1(d) to the Purchase Agreement is hereby amended and restated in its entirety to reflect the changes set forth on Schedule B hereto.

3.                                      Cash Adjustment.

(a)                                 Section 1.5(b) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(b)                           For purposes hereof, the “Purchase Price” means an amount equal to Five Hundred Million Dollars ($500,000,000).”

(b)               Section 1.6(b)(i) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(i)                               Cash Adjustment.

(1)                                 If the Cash on Hand as finally determined pursuant to Section 1.6(a) above is greater than zero (0), Buyer Parent shall pay or cause to be paid to Parent, on behalf of the Sellers, such excess in accordance with Section 1.6(c).

(2)                                 Notwithstanding clause (1) or Section 1.6(a) above, in the event that the Cash on Hand has not been finally determined pursuant to Section 1.6(a) on or prior to the Target Date, within five (5) Business Days after the Target Date, Buyer Parent shall pay or cause to be paid to Parent, on behalf of the Sellers, the Estimated Cash on Hand. Thereafter, (A) if the Cash on Hand as finally determined pursuant to Section 1.6(a) above is greater than the Estimated Cash on Hand, Buyer Parent shall pay or cause to be paid to Parent, on behalf of the Sellers, such excess in accordance with Section 1.6(c) and (B) if the Cash on Hand as finally determined pursuant to Section 1.6(a) above is less than the Estimated Cash on Hand, Parent, on behalf of the Sellers, shall pay or cause to be paid to Buyer Parent, on behalf of Buyer Parent and Buyer, such shortfall in accordance with Section 1.6(c).”

4.                                      Non-Business Employees.  Schedule 11.1(a) to the Purchase Agreement is hereby replaced in its entirety with Schedule C hereto.  Additionally, Annexes B-1 and B-2 of the Purchase Agreement are hereby amended to delete each name listed on such Annex so that they are blank.

5.                                      Transition Services Agreement.  Exhibit E to the Purchase Agreement (form of Transition Services Agreement) is hereby amended to replace in their entirety “EXHIBIT A-1 — SELLER’S TRANSITION SERVICES” and “EXHIBIT A-2 — BUYER’S TRANSITION SERVICES” with Exhibit A attached hereto.

6.                                      Excluded Leases.

(a)                                 Section 1.1(b)(i) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(i)                               (A) the owned real property set forth on Schedule 1.1(b)(i) (the “Asset Sale Real Property”), together with the applicable Seller’s right, title and interest in all buildings, structures, improvements, paved parking lots and fixtures thereon and all other appurtenances thereto, and (B) the Real Property Leases (excluding the Excluded Leases) to the extent transferable by the terms thereof;”

(b)                                 Section 1.2(e) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(e)                            (i) any shared real property and related shared facilities owned or leased by any Seller or any of its Subsidiaries, in each case to the extent set forth on Schedule 1.2(e), and (ii) the Excluded Leases;”.

(c)                                  Section 11.1(a) of the Purchase Agreement is hereby amended by the addition of the following definition:

“Excluded Leases shall mean each of (i) the Lease agreement regarding parking space, dated December 21, 2010, between Alfred Müller AG and Avery Dennison Office Products Europe GmbH, (ii) the Lease agreement regarding office space and parking space, dated December 16, 2010, between Alfred Müller AG and Avery Dennison Office Products Europe GmbH, (iii) Tenancy Contract, effective January 1, 2013, between Mr. Saeed Suhail Saeed and M/S Avery Dennison U.K. Ltd. and (iv) Lease Agreement between Avery Dennison (Guangzhou) Co. as lessor and Avery Dennison Office Products Co. as lessee.”

7.                                      Mexican Non-Recoverable Tax Expense.  Article 8 of the Purchase Agreement is hereby amended by the addition of a new Section 8.12 to read as follows:

“8.12                  Mexican Non-Recoverable Tax Expense.  If, after the Closing and prior to December 31, 2014, the Mexico Entity distributes a dividend or other distribution upon which any Mexican prepaid Tax may be assessed, then no less than 20 days before the due date (including extensions) for filing any Tax Returns with respect to such Taxes, Buyer Parent shall submit such Tax Returns (with copies of any relevant schedules, work papers and other Tax Return documentation) to Parent for Parent’s review, comment, and approval, which shall not be unreasonably withheld, conditioned or delayed.   Following Parent’s approval, Buyer Parent shall cause such Tax Returns to be timely filed and such Taxes to be paid to the relevant Tax authorities; provided that Parent will promptly reimburse Buyer Parent for an amount that is the lesser of the Mexican prepaid Tax assessed on such dividend or other distribution or 45% of the Cash held by the Mexico Entity, to the extent such Cash was included in the calculation of the Cash on Hand pursuant to Section 1.6.”

8.                                      Accrued Vacation. Section 9.1(c)(ii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(ii)                            Following the Closing Date, Buyer shall (or shall cause its Affiliates to), pursuant to employee benefit plans, policies, programs and arrangements established or maintained by Buyer and its Affiliates (the “Buyer Plans”) (A) waive all limitations as to pre-existing conditions, and waiting periods with respect to participation and coverage requirements applicable to Transferring Employees under Buyer Plans, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under the corresponding Employee Plan (subject to Buyer’s ability to obtain any required consent of any insurer with respect to any Buyer Plan without unreasonable effort or expense), (B) provide each Transferring Employee with credit under Buyer Plans for any co-insurance and deductibles paid under the corresponding Employee Plans prior to the Closing Date in satisfying any applicable deductible and/or co-insurance for the year in which the Closing Date occurs (subject to the receipt by the applicable vendors, or if not available, the employees, of any information which is reasonably necessary regarding such co-insurance and deductibles previously paid) or otherwise provide each Transferring Employee with additional compensation or benefits that are, in the aggregate, substantially equivalent to the value of such credit, and (C) to the extent the Sellers and their Affiliates do not pay or otherwise compensate Transferring Employees for accrued, unused vacation, personal or sick days, honor all vacation, personal and sick days accrued by such Transferring Employees under the applicable Employee Plan immediately prior to the Closing. To the extent not inconsistent with applicable Laws, for purposes of determining eligibility to participate, vesting and determination of the level of benefits (but not accrual or entitlement to benefits under any defined benefit pension plan or the level of company matching contributions under any defined contribution pension plan) for Transferring Employees under all Buyer Plans, Buyer shall or shall cause its Affiliates to recognize service with the Sellers and their Affiliates to the same extent recognized under the corresponding Employee Plans as in effect immediately prior to the Closing Date.”  Sellers or their Affiliates shall pay the Transferring Employees located in California, Massachusetts and Argentina for their unused vacation, personal and/or sick days that have accrued prior to the Closing Date in accordance with the applicable Employee Plan.

9.                                      Seller 401(k) Plan and Swiss Pension Plans.

(a)                                 Section 1.2(m) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(m)                       except (i) as required by Law or Order or (ii) pursuant to the transfer of the Transferring Pension Plans to Buyer or its Affiliates pursuant to Section 9.1(f), all rights in connection with and assets of (or related to) any employee benefit or welfare plan of a Seller or any of its Affiliates (including the Employee Plans) and any related Contract between any Person and a Seller or any of its Affiliates;”

(b)                                 Section 1.3(iii)(C) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(C) transfer automatically to Buyer or its Affiliates under applicable Law (including any Liabilities related to accrued benefits under any pension plan that transfers by operation of Law, including such benefits in Mexico, but excluding any Liabilities relating to: (1) any pension plan subject to ERISA and (2) any German pension plan to the extent covering inactive employees as of the Closing

Date),”

(c)                                  The first sentence of Section 3.9(c) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Each of the Purchased Entity Plans and the Transferring Pension Plans have been maintained and administered in accordance with its terms and in compliance in all material respects with all applicable Laws or Orders, except as set forth on Schedule 3.9(c).”

(d)                                 Section 3.9(d) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Except as set forth on Schedule 3.9(d), there is no pending or, to the Knowledge of the Sellers, threatened legal action, investigation, audit, suit or claim relating to a Purchased Entity Plan or the Transferring Pension Plans (other than routine claims for benefits), that would reasonably be expected to be material to the Businesses taken as a whole.”

(e)                                  Section 9.1(e) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“[Reserved.]”

(f)                                   Section 9.1(f)(iii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“[Reserved.]”

(g)                                  “Excluded Pension Liabilities” as defined in Section 11.1(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“‘Excluded Pension Liabilities’ shall mean any obligation to provide payments to any eligible employee of either of the Businesses pursuant to the defined benefits plans of Sellers and their Affiliates other than (i) any such obligation which transfers to Buyer or any Affiliate thereof as a matter of law (including obligations with respect to employees of the OCP Business in Mexico, but excluding any Liabilities relating to: (a) any pension plan subject to ERISA, and (b) any German pension plan to the extent covering inactive employees as of the Closing Date), (ii) the French Pension Plan and (iii) the German Pension Plans.”

(h)                                 All capitalized terms defined in Sections 9.1(e) and 9.1(f)(iii) of the Purchase Agreement shall be removed from Section 11.1(b) of the Purchase Agreement.

10.                               Mexican Pension Plan.  Section 9.1(f)(iv) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(iv)                        Buyer and the Sellers shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to ensure that each Business Employee who is a participant in the Mexican pension plan sponsored by a Seller (the “Retained Mexican Plan”) ceases to participate in the Retained Mexican Plan as of the Closing Date.  Sellers shall and shall cause their respective Affiliates to transfer assets equal in value to each Business Employee’s benefits under the Retained Mexican Plan to the applicable employee benefit plan of Buyer or Affiliate thereof, or if such employee benefit plan is not yet in place, to Buyer or an Affiliate of Buyer.  To the extent Buyer and its Affiliates do not, as of the Closing Date, sponsor or maintain a Mexican pension plan that provides Mexican Non-Purchased Entity Employees with benefits at least equivalent to the benefits provided under the Retained Mexican Plan immediately prior to the Closing, Buyer and its Affiliates shall indemnify and hold harmless the Sellers and their Affiliates from and against any claims made by any Mexican Non-Purchased Entity Employee (including, without limitation, any claims for severance, termination indemnity or other similar compensation and benefits) that both (A) relate to his or her transfer of employment (or the failure of his or her transfer of employment) to Buyer and its Affiliates or his or her termination of employment with Sellers and their Affiliates in connection with the Transactions and (B) arise out of or are related to the failure of Buyer and its Affiliates to sponsor or maintain a Mexican pension plan.”

11.                               Italian VAT Receivable.

(a)                                 Section 1.2 of the Purchase Agreement is hereby amended by (i) deleting the word “and” at the end of clause (r), (ii) replacing the “.” at the end of clause (s) with “; and” and (iii) adding a new clause (t) as follows:

“(t)                              the Italian VAT Receivable.”

(b)                                 Section 11.1(a) of the Purchase Agreement is hereby amended by the addition of the following definition:

“‘Italian VAT Receivable’ shall mean that certain Italian VAT receivable, net of financial statement reserves related thereto, owing to Avery Dennison Belgie BVBA in the estimated amount of Euro 3,620,324 as of June 28, 2013.”

12.                               Offers to Non-Purchased Entity Employees Not Constituting ARD Business Employees. Clause (A) of Section 9.1(b)(iv) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“(A) for the Non-Purchased Entity Employees who are not ARD Business Employees, extend written offers of employment (or, with respect to Non-Purchased Entity Employees providing services in Mexico, provide transfer notices) (such offer or transfer notice, as applicable, an “Offer”), in a form reasonably satisfactory to the Sellers (which has been provided to the Sellers for review and comment at least five (5) Business Days prior to use thereof), no later than June 24, 2013 (or such longer period prior to the Closing as is required by Law), but subject to occurrence of the Closing and subject to any limitations imposed by applicable immigration laws,”

13.                               Parent Subsidiary Sellers; Buyer.

(a)                                 Annex A to the Purchase Agreement is hereby amended and restated in its entirety to reflect the changes set forth on Annex A hereto.

(b)                                 Schedule 1.1(b) to the Purchase Agreement is hereby amended and restated in its entirety to reflect the changes set forth on Schedule D hereto.

14.                               Notarization.  Section 9.10 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Notarization.  Buyer shall have notarized at its sole expense (a) this Agreement or (b) if permitted under Spanish law, a separate short-form purchase agreement reflecting the applicable Buyer’s acquisition of the Spanish Purchased Assets for the applicable portion of the Purchase Price, as a Spanish public document (escritura pública) before a Spanish notary public by granting a public deed in form reasonably satisfactory to Parent and Buyer ratifying the content of such agreement, acknowledging its obligations under such agreement and attaching such agreement to such public deed on or prior to the Closing Date.”

15.                               Financing Conditions. “Financing Conditions” as defined in Section 11.1(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“‘Financing Conditions’ shall mean with respect to the Financing, the conditions precedent set forth in paragraphs (a) through (g) on pages 1 and 2 of the Commitment Letter.”

16.                               Asset Sale Real Property.  Schedule 1.1(b)(i) to the Purchase Agreement is hereby amended by the addition of a new Item 9 to read as follows:

“9.                                V/L E. Main Street, Clinton, South Carolina”

17.                               Schedule 10.1.  Schedule 10.1 to the Purchase Agreement is hereby amended and restated in its entirety with the schedule set forth in Schedule E hereto.

18.                               License Transfers. Article 5 of the Purchase Agreement is hereby amended by the addition of a new Section 5.12 to read as follows:

“5.12                  License Transfers.

(a)                                 Parent will be responsible for any transfer fees required under any license agreements with respect to the transfer of the QAD MFG/PRO software licensed to the Sellers and used in connection with the Businesses immediately prior to the Closing, provided, that Buyer Parent or its Affiliate has entered into a new software license and maintenance agreement with QAD, Inc. to license such software under such license agreements and Parent shall not be responsible for the payment of any ongoing maintenance and other fees pursuant to such new agreement.

(b)                                 On or prior to the Closing Date, Parent agrees to transfer to or purchase for Buyer Parent or its Affiliate that certain IBM Integration Business Standard Edition Processor Value Unit (PVU) License + SW Subscription & Support (12 Months), or its equivalent, as used in connection with the OCP Business immediately prior to the Closing, but Parent shall not be responsible for the payment of any ongoing maintenance or other fees pursuant to such agreement that arise on or after the Closing.”

19.                               Specified Indemnity.

(a)                                 Section 7.2(a) of the Purchase Agreement is hereby amended by (i) deleting the word “and” at the end of clause (viii), (ii) replacing the “.” at the end of clause (ix) with “; and” and (iii) adding a new clause (x) as follows:

“(x) the matter set forth on Schedule 7.2(a)(x).”

(b)                                 Schedule 7.2(a)(x) to the Purchase Agreement is hereby added to the Purchase Agreement to read as set forth on Schedule F attached hereto.

20.                               Closing.  Section 2.1 of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall be held at 10:00 a.m. local time (or such other time mutually agreed upon by Parent and Buyer Parent), subject to the satisfaction or waiver of all conditions to Closing set forth in Article 6, on a date mutually agreed upon between Parent and Buyer Parent, which will not be earlier than May 31, 2013 and not later than July 1, 2013; provided that if the conditions to Closing set forth in Article 6 have not been satisfied or waived prior to July 1, 2013, then the Closing shall be held at 10:00 a.m. local time (or such other time mutually agreed upon by Parent and Buyer Parent) on the fifth (5th) Business Day, or another date mutually agreed upon between Parent and Buyer Parent, following the satisfaction or waiver of all conditions to Closing set forth in Article 6.  Unless the parties hereto otherwise agree, the Closing will occur at the offices of Latham & Watkins LLP, 355 South Grand Avenue, Los Angeles, CA 90071.”

21.                               Trademark Co-Existence Agreement.  Exhibit G to the Purchase Agreement (form of Trademark Co-Existence Agreement) is hereby amended to replace in their entirety “EXHIBIT A — Acquired Marks” and “EXHIBIT B — Retained Marks” attached as Exhibit B hereto.

22.                               Cross License Agreement.  Exhibit I to the Purchase Agreement (form of Cross-License Agreement) is hereby amended to replace in their entirety “Exhibit A — Retained Patents” and “Exhibit B — Transferred Patents” attached as Exhibit C hereto.

23.                               Schedule 1.1(b)(vii).  Schedule 1.1(b)(vii) to the Purchase Agreement is hereby replaced in its entirety by the schedule attached as Schedule G hereto.

24.                               Schedule 3.15(a).  Schedule 3.15(a) to the Purchase Agreement is hereby replaced in its entirety by the schedule attached as Schedule H hereto.

25.                               Retention Agreements.

(a)                                 Section 1.3(iii) of the Purchase Agreement is amended and restated in its entirety to read as follows:

“(iii)                         all Liabilities related to employment, labor, compensation or employee benefits of each Transferring Employee (other than Purchased Entity Employees, the Liabilities for whom will be assumed by Buyer indirectly at the Closing via the purchase of the Purchased Stock), or any dependent or beneficiary of any such Transferring Employee that: (A) (x) with respect to ARD Business Employees, are incurred before, on or after the Closing Date and (y) with respect to Non-Purchased Entity Employees (other than ARD Business Employees), are incurred on or after the Closing Date (in each case, other than Liabilities relating to any transaction bonus agreement, retention agreement, severance agreement, change in control agreement or similar agreement, whether written or verbal, including those certain agreements set forth on Schedule 1.3 (collectively, the “Transaction Bonus Agreements”); provided, however, that Buyer shall assume all Liabilities for severance due under certain Transaction Bonus Agreements as set forth in Section 9.1; (B) Buyer or its Affiliates have specifically agreed to assume pursuant to this Agreement or (C) transfer automatically to Buyer or its Affiliates under applicable Law (including any Liabilities related to accrued benefits under any pension plan that transfers by operation of Law, including such benefits in Mexico and Switzerland, but excluding any Liabilities relating to: (1) any pension plan subject to ERISA and (2) any German pension plan to the extent covering inactive employees as of the Closing Date),

(b)                                 Section 9.1(b)(vii) of the Purchase Agreement is amended and restated in its entirety to read as follows:

“(vii)                     Except as otherwise set forth herein (and in no way limiting any other provisions of this Agreement, including Section 1.4(vi)), Buyer shall bear all of the Liabilities, obligations and costs relating to, and shall indemnify and hold harmless the Sellers and their Affiliates from and against, any claims made by any Business Employee for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits (including any severance benefits under any applicable Transaction Bonus Agreement), and any other legally mandated payment obligations (including any compensation payable during (or in lieu of) a mandatory termination notice period, any payments pursuant to an Order of a court having jurisdiction over the parties and any payments in connection with accrued annual leave, long service leave or similar accrued rights) and for any other claim, cost, Liability or obligation (whether related to compensation, benefits or otherwise), in each case, arising out of or in connection with the failure of Buyer or its Affiliates to make an Offer to any Non-Purchased Entity Employee (except for those Persons set forth on Annex B-1) or to continue the employment of any Transferred Executive (except as set forth on Annex B-2 solely to the extent that such employees are terminated prior to the one-year anniversary of the Closing Date), in each case, in accordance with this Agreement and applicable Law; provided, however, that any such indemnification shall be limited and reduced to the extent that such Liabilities, obligations and costs arise solely from or in connection with the failure of Sellers to comply with any Seller’s obligations under this Agreement or any Ancillary Agreement.”

26.                               Headings.  The headings of the Sections herein are inserted for convenience of reference only and are not intended to be a part of or affect the meaning or interpretation of this Amendment.

27.                               Severability.  If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms or other provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party.

28.                               Governing Law.  This Amendment (and any claim or controversy arising out of or relating to this Amendment) shall be governed by the laws of the State of Delaware without regard to conflict of law principles that would result in the application of any Law other than the laws of the State of Delaware.

29.                               Counterparts.  This Amendment may be executed in one or more counterparts (including by facsimile, .pdf or email), each of which when executed shall be deemed an original and all of which together shall constitute one and the same instrument.

30.                               Full Force and Effect; No Obligation for Other Amendments.  Each of the parties hereto confirms that this Amendment is intended to be a part of, and will serve as a valid, written amendment to, the Purchase Agreement.  Except as otherwise set forth in this Amendment, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Purchase Agreement, which are hereby ratified and affirmed in all respects and shall continue in full force and effect, and this Amendment will not operate as an extension or waiver by the parties to the Purchase Agreement of any other condition, covenant, obligation, right, power or privilege under the Purchase Agreement. This Amendment relates only to the specific matters covered herein, and shall not be considered to create a course of dealing or to otherwise obligate any party to the Purchase Agreement to execute similar amendments or grant any waivers under the same or similar circumstances in the future.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed on their respective behalf, by their respective officers thereunto duly authorized all as of the day and year first above written.

BUYER PARENT

CCL INDUSTRIES INC.

By:	/s/ B. I. Sirota
Name:	B. I. Sirota
Title:	Senior Vice President & General Counsel

PARENT

AVERY DENNISON CORPORATION

By:	/s/ Susan C. Miller
Name:	Susan C. Miller
Title:	Senior Vice President, General Counsel and Secretary

Amendment to Purchase Agreement

ANNEX A

Annex A

Parent Subsidiary Sellers

1.                                      Avery Dennison de Argentina S.R.L.

2.                                      Avery Dennison Canada Corporation

3.                                      Avery Dennison Chile S.A.

4.                                      Avery Dennison (China) Company Limited

5.                                      Avery Dennison Nordic ApS

6.                                      Avery Dennison Zweckform Office Products Manufacturing GmbH

7.                                      Avery Dennison, S.A. de C.V.

8.                                      Avery Dennison BV

9.                                      Avery Dennison Iberica, S.A.

10.                               Avery Dennison Office Products Manufacturing U.K. Ltd.

11.                               Avery Dennison U.K. II Limited

12.                               Avery Holding S.A.S.

13.                               Avery Dennison Investments Luxembourg IV SARL

14.                               Adespan S.r.l.

15.                               Avery Dennison Holdings New Zealand Limited

16.                               Avery Corp.

17.                               Avery Dennison Office Products Company

18.                               Avery Dennison Australia Group Holdings Pty Limited

19.                               Avery Dennison Europe Holding (Deutschland) GmbH & Co KG

20.                               Avery Dennison Polska Sp. z o.o

21.                               Avery Dennison Belgie BVBA

22.                               Avery Dennison U.K. Limited

23.                               Avery Dennison Scandinavia AB

24.                               Dennison Manufacturing Company

25.                               Avery Dennison Singapore (Pte.) Ltd.

26.                               Avery Dennison Converted Products de Mexico S.A. de C.V.

27.                               Avery Graphic Systems, Inc.

28.                               Security Printing Division, Inc.

29.                               Avery Dennison Italia S.r.l.

30.                               Avery Dennison Deutschland GmbH

31.                               Avery Dennison RFID Company

32.                               Avery Office Products Puerto Rico L.L.C.

33.                               Avery Dennison Europe GmbH

Note: L&E Americas Servicios, S.A. de C.V. will be responsible for transferring a single Business Employee in Mexico, but will not otherwise be considered a Seller for purposes of the Agreement.